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SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2011 WASH, DC 211

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45110

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 AND ENDING 12/31/10
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PACIFIC GLOBAL FUND DISTRIBUTORS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 N. BRAND BLVD. SUITE 1950
(No. and Street)

GLENDALE (City) CA (State) 91203 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG LLP
(Name – *if individual, state last, first, middle name*)

725 S. FIGUEROA ST. (Address) LOS ANGELES (City) CA (State) 90017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JD 3/25

OATH OR AFFIRMATION

I, JINGJING YAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PACIFIC GLOBAL FUND DISTRIBUTORS, INC., as of DECEMBER 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

TREASURER

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 22nd day of February, 2011, by Jingjing Yan, proved to me on the basis of satisfactory evidence to be the person who appeared before me.

(Seal) ARACELI M. OLEA
Commission # 1736034
Notary Public - California
Los Angeles County
My Comm. Expires Apr 1, 2011

Signature Araceli M. Olea

Pacific Global Fund Distributors, Inc.

Statement of Financial Condition

December 31, 2010

Contents

Ernst & Young LLP
Suite 500
725 South Figueroa Street
Los Angeles, CA 90017-5418

Tel: +1 213 977 3200
Fax: +1 213 977 3729
www.ey.com

Report of Independent Registered Public Accounting Firm

Board of Directors
Pacific Global Fund Distributors, Inc.

We have audited the accompanying statement of financial condition of Pacific Global Fund Distributors, Inc. (the "Company") as of December 31, 2010. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Pacific Global Fund Distributors, Inc. at December 31, 2010 in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 25, 2011

1101-1221612

Pacific Global Fund Distributors, Inc.

Statement of Financial Condition

December 31, 2010

Assets		
Cash	$	2,185
Commissions receivable from Pacific Advisors Fund Inc.		21,244
Other commissions receivable		3,164
Investments in Pacific Advisors Fund Inc., at fair value (cost – $38,542)		40,493
Prepaid expenses		18,356
Total assets	$	85,442
Liabilities and shareholder's equity		
Commissions payable to brokers	$	39,801
Accounts payable and accrued expenses		13,105
Total liabilities		52,906
Shareholder's equity:		
Common stock, no par value:		
Authorized, issued and outstanding 10,000 shares		297,295
Accumulated deficit		(264,759)
Total shareholder's equity		32,536
Total liabilities and shareholder's equity	$	85,442

See accompanying notes.

1. Organization

Pacific Global Fund Distributors, Inc. (the "Company") was incorporated on June 25, 1992. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority. The Company, a wholly owned subsidiary of Pacific Global Investment Management Company (the "Advisor"), serves as the distributor of capital shares and as an introducing broker for trading of portfolio securities of Pacific Advisors Fund Inc. (the "Fund").

The Company neither carries customer accounts nor performs custodial functions related to customer securities and is, therefore, exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statement is presented in accordance with U.S. generally accepted accounting principles.

Investments in Pacific Advisors Fund Inc.

The Company's investments in the Fund is recorded at the quoted market values.

Investment Valuation

The Company's investment in the Fund has been classified in the fair value hierarchy (as defined in U.S. generally accepted accounting standards) as a Level I type investment (i.e., quoted prices are available in active markets for the investment).

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Management believes that the estimates utilized in preparing the financial statements are reasonable and prudent. Actual results could differ from these estimates.

3. Net Capital Requirements

Pursuant to the Uniform Net Capital requirements of the Securities and Exchange Commission under Rule 15c3-1, the Company is required to maintain a minimum net capital equal to the greater of $5,000 or 6-2/3% of the aggregate indebtedness, as defined. In addition, the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's net capital was $8,106, which was $3,106 in excess of its required net capital of $5,000. The ratio of aggregate indebtedness to net capital was 6.53 to 1 at December 31, 2010. The Company was in compliance with the net capital requirements.

4. Income Taxes

The Company has a federal and state tax allocation agreement with its parent company whereby it is charged an amount equal to its separate tax liability as if it were filing on a separate-company basis. The Company files a consolidated tax return with its parent company for federal tax purposes and a combined tax return for state tax purposes.

Management has analyzed the Company's tax positions taken on federal income tax returns for all open tax years and expected to take for the year ended December 31, 2010, and has concluded that there is no tax liability resulting from unrecognized tax benefits relating to uncertain income tax positions. Tax years 2007, 2008, 2009 and 2010 are still subject to examination by major federal jurisdictions. Tax years 2006, 2007, 2008, 2009 and 2010 are still subject to examination by major state jurisdictions.

Deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse.

Deferred tax assets and liabilities consist of the following as of December 31, 2010:

Deferred tax asset:	
Tax net operating and capital loss carryforward	$ 94,047
Less valuation allowance	(93,274)
Deferred tax asset after valuation allowance	773
Deferred tax liabilities	773
Deferred tax assets/liabilities, net	$ –

4. Income Tax (continued)

As of December 31, 2010, no tax benefit has been recorded as utilization of the net operating loss carryforwards is uncertain. At December 31, 2010, the Company has net operating and capital loss carryforwards of $249,200 for income tax purposes that expire in 2011 through 2030.

5. Related Parties

The Advisor of the Fund provides personnel and certain other support services to the Company. The cost of these services will be reimbursed by the Company. Certain officers of the Company are also officers of the Advisor and the Fund. As of December 31, 2010, there was no payable to the Advisor of the Fund.

6. Indemnifications

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these agreements is not estimable. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of a material loss to be remote.

7. Subsequent Events

The Company has completed an evaluation of all subsequent events through February 25, 2011, which is the date the financial statements were available for issuance, and has concluded that no subsequent events occurred which would require recognition or disclosure.

Statement of Financial Condition

Pacific Global Fund Distributors, Inc.
December 31, 2010
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG